Exhibit 99.2

Consolidated financial statements

Consolidated financial statements

CONSOLIDATED INCOME STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)		THREE MONTHS		NINE MONTHS
	NOTE	2021	2020	2021	2020

Operating revenues	3	5,836	5,787	17,240	16,781

Operating costs	3, 4	(3,278)	(3,333)	(9,777)	(9,578)

Severance, acquisition and other costs	5	(50)	(26)	(146)	(64)

Depreciation		(902)	(876)	(2,702)	(2,603)

Amortization		(245)	(232)	(731)	(696)

Finance costs

Interest expense		(272)	(279)	(807)	(836)

Interest on post-employment benefit obligations	11	(5)	(12)	(15)	(35)

Impairment of assets	6	–	(4)	(167)	(460)

Other income (expense)	7	35	(29)	134	(156)

Income taxes		(306)	(262)	(795)	(601)

Net earnings from continuing operations		813	734	2,234	1,752

Net earnings from discontinued operations		–	6	–	15

Net earnings		813	740	2,234	1,767

Net earnings from continuing operations attributable to:

Common shareholders		757	686	2,084	1,594

Preferred shareholders		34	32	98	104

Non-controlling interest		22	16	52	54

Net earnings from continuing operations		813	734	2,234	1,752

Net earnings attributable to:

Common shareholders		757	692	2,084	1,609

Preferred shareholders		34	32	98	104

Non-controlling interest		22	16	52	54

Net earnings		813	740	2,234	1,767

Net earnings per common share – basic and diluted	8

Continuing operations		0.83	0.76	2.30	1.76

Discontinued operations		–	0.01	–	0.02

Net earnings per common share – basic and diluted		0.83	0.77	2.30	1.78

Weighted average number of common shares outstanding – basic (millions)		906.9	904.3	905.5	904.3

BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT  |  37

Consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD ENDED SEPTEMBER 30 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)		THREE MONTHS		NINE MONTHS
	NOTE	2021	2020	2021	2020

Net earnings from continuing operations		813	734	2,234	1,752

Other comprehensive income (loss) from continuing operations, net of income taxes

Items that will be subsequently reclassified to net earnings

Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for the three and nine months ended September 30, 2021 and 2020, respectively		(5)	(8)	(5)	(15)

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($35) million and $39 million for the three months ended September 30, 2021 and 2020, respectively, and ($74) million and ($37) million for the nine months ended September 30, 2021 and 2020, respectively		97	(106)	201	101

Items that will not be reclassified to net earnings

Actuarial gains on post-employment benefit plans, net of income taxes of ($180) million and ($40) million for the three months ended September 30, 2021 and 2020, respectively, and ($754) million and ($80) million for the nine months ended September 30, 2021 and 2020, respectively (1)	11	488	108	2,053	218

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($8) million and $4 million for the three months ended September 30, 2021 and 2020, respectively, and ($3) million and ($8) million for the nine months ended September 30, 2021 and 2020, respectively		22	(12)	8	21

Other comprehensive income (loss) from continuing operations		602	(18)	2,257	325

Net earnings from discontinued operations attributable to common shareholders		–	6	–	15

Total comprehensive income		1,415	722	4,491	2,092

Total comprehensive income attributable to:

Common shareholders		1,358	675	4,340	1,933

Preferred shareholders		34	32	98	104

Non-controlling interest		23	15	53	55

Total comprehensive income		1,415	722	4,491	2,092

(1)

The discount rate used to value our post-employment benefit obligations at September 30, 2021 was 3.5% compared to 3.3% at June 30, 2021 and 2.6% at December 31, 2020. The discount rate used to value our post-employment benefit obligations at September 30, 2020 was 2.7% compared to 2.8% at June 30, 2020 and 3.1% at December 31, 2019.

38  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT

Consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	SEPTEMBER 30, 2021	DECEMBER 31, 2020

ASSETS

Current assets

Cash		2,086	224

Cash equivalents		81	–

Trade and other receivables		3,498	3,528

Inventory		418	439

Contract assets		410	687

Contract costs		464	402

Prepaid expenses		292	209

Other current assets	9	292	199

Total current assets		7,541	5,688

Non-current assets

Contract assets		235	256

Contract costs		373	362

Property, plant and equipment		27,825	27,513

Intangible assets		13,367	13,102

Deferred tax assets		124	106

Investments in associates and joint ventures		697	756

Post-employment benefit assets	11	3,785	1,277

Other non-current assets	15	1,811	1,001

Goodwill		10,578	10,604

Total non-current assets		58,795	54,977

Total assets		66,336	60,665

LIABILITIES

Current liabilities

Trade payables and other liabilities		4,131	3,935

Contract liabilities		748	717

Interest payable		159	222

Dividends payable		810	766

Current tax liabilities		162	214

Debt due within one year	10	1,994	2,417

Total current liabilities		8,004	8,271

Non-current liabilities

Contract liabilities		245	242

Long-term debt	10	27,070	23,906

Deferred tax liabilities		4,824	3,810

Post-employment benefit obligations	11	1,672	1,962

Other non-current liabilities		1,012	1,145

Total non-current liabilities		34,823	31,065

Total liabilities		42,827	39,336

EQUITY

Equity attributable to BCE shareholders

Preferred shares		4,003	4,003

Common shares		20,646	20,390

Contributed surplus		1,151	1,174

Accumulated other comprehensive income		320	103

Deficit		(2,962)	(4,681)

Total equity attributable to BCE shareholders		23,158	20,989

Non-controlling interest		351	340

Total equity		23,509	21,329

Total liabilities and equity		66,336	60,665

BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT  |  39

Consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED SEPTEMBER 30, 2021 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2020	4,003	20,390	1,174	103	(4,681)	20,989	340	21,329

Net earnings	–	–	–	–	2,182	2,182	52	2,234

Other comprehensive income	–	–	–	204	2,052	2,256	1	2,257

Total comprehensive income	–	–	–	204	4,234	4,438	53	4,491

Common shares issued under employee stock option plan	–	256	(9)	–	–	247	–	247

Other share-based compensation	–	–	(14)	–	(38)	(52)	–	(52)

Dividends declared on BCE common and preferred shares	–	–	–	–	(2,477)	(2,477)	–	(2,477)

Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(41)	(41)

Settlement of cash flow hedges transferred to the cost basis of hedged items	–	–	–	13	–	13	–	13

Other	–	–	–	–	–	–	(1)	(1)

Balance at September 30, 2021	4,003	20,646	1,151	320	(2,962)	23,158	351	23,509

	ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED SEPTEMBER 30, 2020 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2019	4,004	20,363	1,178	161	(4,632)	21,074	334	21,408

Net earnings	–	–	–	–	1,713	1,713	54	1,767

Other comprehensive income	–	–	–	106	218	324	1	325

Total comprehensive income	–	–	–	106	1,931	2,037	55	2,092

Common shares issued under employee stock option plan	–	23	(1)	–	–	22	–	22

Other share-based compensation	–	–	(9)	–	(23)	(32)	–	(32)

Dividends declared on BCE common and preferred shares	–	–	–	–	(2,363)	(2,363)	–	(2,363)

Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(38)	(38)

Settlement of cash flow hedges transferred to the cost basis of hedged items	–	–	–	(9)	–	(9)	–	(9)

Balance at September 30, 2020	4,004	20,386	1,168	258	(5,087)	20,729	351	21,080

40  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT

Consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED SEPTEMBER 30 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)		THREE MONTHS		NINE MONTHS
	NOTE	2021	2020	2021	2020

Cash flows from operating activities

Net earnings from continuing operations		813	734	2,234	1,752

Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities

Severance, acquisition and other costs	5	50	26	146	64

Depreciation and amortization		1,147	1,108	3,433	3,299

Post-employment benefit plans cost	11	70	77	217	239

Net interest expense		268	273	794	818

Impairment of assets	6	–	4	167	460

Income taxes		306	262	795	601

Contributions to post-employment benefit plans		(64)	(69)	(213)	(219)

Payments under other post-employment benefit plans		(16)	(15)	(47)	(44)

Severance and other costs paid		(31)	(11)	(153)	(59)

Interest paid		(352)	(321)	(888)	(877)

Income taxes paid (net of refunds)		(407)	(236)	(611)	(463)

Acquisition and other costs paid		–	(13)	(6)	(33)

Change in contract assets		53	178	299	572

Change in wireless device financing plan receivables		(92)	(322)	(244)	(548)

Net change in operating assets and liabilities		29	420	342	507

Cash from discontinued operations		–	15	–	54

Cash flows from operating activities		1,774	2,110	6,265	6,123

Cash flows used in investing activities

Capital expenditures		(1,159)	(1,031)	(3,378)	(2,708)

Business acquisitions		(1)	–	(12)	(23)

Acquisition of spectrum licences		(3)	(85)	(3)	(86)

Spectrum payment	15	(415)	–	(415)	–

Other investing activities		(11)	(49)	(49)	(67)

Cash used in discontinued operations		–	(6)	–	(21)

Cash flows used in investing activities		(1,589)	(1,171)	(3,857)	(2,905)

Cash flows from (used in) financing activities

(Decrease) increase in notes payable and bank advances		(322)	317	(368)	(1,117)

Decrease in securitized trade receivables		(7)	(23)	(20)	(23)

Issue of long-term debt	10	1,570	750	4,985	6,006

Repayment of long-term debt	10	(249)	(979)	(2,516)	(3,909)

Issue of common shares		172	–	245	22

Purchase of shares for settlement of share-based payments		(83)	(40)	(245)	(209)

Cash dividends paid on common shares		(793)	(753)	(2,337)	(2,222)

Cash dividends paid on preferred shares		(31)	(32)	(93)	(101)

Cash dividends paid by subsidiaries to non-controlling interest		(13)	(11)	(41)	(37)

Other financing activities		(14)	(32)	(75)	(87)

Cash used in discontinued operations		–	(4)	–	(7)

Cash flows from (used in) financing activities		230	(807)	(465)	(1,684)

Net increase in cash		334	185	1,862	1,341

Cash at beginning of period		1,752	1,297	224	141

Cash at end of period		2,086	1,482	2,086	1,482

Net increase (decrease) in cash equivalents		81	(53)	81	193

Cash equivalents at beginning of period		–	250	–	4

Cash equivalents at end of period		81	197	81	197

BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT  |  41

Notes to consolidated financial statements

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2020 annual consolidated financial statements, approved by BCE’s board of directors on March 4, 2021.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1  |  Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home advertising services to customers in Canada.

Note 2  |  Basis of presentation and significant accounting policies

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 3, 2021. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2020.

These financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	We are currently assessing the impact of these amendments.	Effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

42  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Note 3  |  Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

The following tables present financial information by segment for the three month periods ended September 30, 2021 and 2020.

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2021	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		2,284	2,922	630	–	5,836

Inter-segment		12	93	89	(194)	–

Total operating revenues		2,296	3,015	719	(194)	5,836

Operating costs	4	(1,286)	(1,682)	(504)	194	(3,278)

Segment profit (1)		1,010	1,333	215	–	2,558

Severance, acquisition and other costs	5					(50)

Depreciation and amortization						(1,147)

Finance costs

Interest expense						(272)

Interest on post-employment benefit obligations	11					(5)

Impairment of assets	6					–

Other income	7					35

Income taxes						(306)

Net earnings						813

(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2020	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		2,305	2,952	530	–	5,787

Inter-segment		13	80	98	(191)	–

Total operating revenues		2,318	3,032	628	(191)	5,787

Operating costs	4	(1,362)	(1,712)	(450)	191	(3,333)

Segment profit (1)		956	1,320	178	–	2,454

Severance, acquisition and other costs	5					(26)

Depreciation and amortization						(1,108)

Finance costs

Interest expense						(279)

Interest on post-employment benefit obligations	11					(12)

Impairment of assets	6					(4)

Other expense	7					(29)

Income taxes						(262)

Net earnings from continuing operations						734

Net earnings from discontinued operations						6

Net earnings						740

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT  |  43

Notes to consolidated financial statements

The following tables present financial information by segment for the nine month periods ended September 30, 2021 and 2020.

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2021	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		6,486	8,835	1,919	–	17,240

Inter-segment		38	264	268	(570)	–

Total operating revenues		6,524	9,099	2,187	(570)	17,240

Operating costs	4	(3,622)	(5,110)	(1,615)	570	(9,777)

Segment profit (1)		2,902	3,989	572	–	7,463

Severance, acquisition and other costs	5					(146)

Depreciation and amortization						(3,433)

Finance costs

Interest expense						(807)

Interest on post-employment benefit obligations	11					(15)

Impairment of assets	6					(167)

Other income	7					134

Income taxes						(795)

Net earnings						2,234

(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2020	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		6,236	8,875	1,670	–	16,781

Inter-segment		39	236	289	(564)	–

Total operating revenues		6,275	9,111	1,959	(564)	16,781

Operating costs	4	(3,512)	(5,177)	(1,453)	564	(9,578)

Segment profit (1)		2,763	3,934	506	–	7,203

Severance, acquisition and other costs	5					(64)

Depreciation and amortization						(3,299)

Finance costs

Interest expense						(836)

Interest on post-employment benefit obligations	11					(35)

Impairment of assets	6					(460)

Other expense	7					(156)

Income taxes						(601)

Net earnings from continuing operations						1,752

Net earnings from discontinued operations						15

Net earnings						1,767

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

44  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

REVENUES BY SERVICES AND PRODUCTS

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2021	2020	2021	2020

Services (1)

Wireless	1,642	1,563	4,714	4,579

Wireline data	1,976	1,931	5,885	5,738

Wireline voice	778	839	2,375	2,574

Media	630	530	1,919	1,670

Other wireline services	73	61	214	181

Total services	5,099	4,924	15,107	14,742

Products (2)

Wireless	642	742	1,772	1,657

Wireline data	86	110	331	346

Wireline equipment and other	9	11	30	36

Total products	737	863	2,133	2,039

Total operating revenues	5,836	5,787	17,240	16,781

(1)	Our service revenues are generally recognized over time.

(2)	Our product revenues are generally recognized at a point in time.

Note 4  |  Operating costs

		THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2021	2020	2021	2020

Labour costs

Wages, salaries and related taxes and benefits (1)		(1,067)	(1,038)	(3,173)	(3,073)

Post-employment benefit plans service cost (net of capitalized amounts)	11	(65)	(65)	(202)	(204)

Other labour costs (2)		(237)	(244)	(727)	(707)

Less:

Capitalized labour		268	259	793	753

Total labour costs		(1,101)	(1,088)	(3,309)	(3,231)
Cost of revenues (3)		(1,722)	(1,787)	(5,128)	(4,912)

Other operating costs (4)		(455)	(458)	(1,340)	(1,435)

Total operating costs		(3,278)	(3,333)	(9,777)	(9,578)

(1)	Costs reported in 2020 are net of amounts from the Canada Emergency Wage Subsidy, a wage subsidy program offered by the federal government to eligible employers as a result of the COVID-19 pandemic.

(2)	Other labour costs include contractor and outsourcing costs.

(3)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(4)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 5  |  Severance, acquisition and other costs

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2021	2020	2021	2020

Severance	(25)	(19)	(129)	(29)

Acquisition and other	(25)	(7)	(17)	(35)

Total severance, acquisition and other costs	(50)	(26)	(146)	(64)

SEVERANCE COSTS

Severance costs consist of charges related to involuntary and voluntary employee terminations.

BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT  |  45

Notes to consolidated financial statements

ACQUISITION AND OTHER COSTS

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

Note 6  |  Impairment of assets

2021

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the ongoing COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio cash-generating units (CGUs).

During Q2 2021, we recognized $163 million of impairment charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2021 to December 31, 2026, using a discount rate of 8.5% and a perpetuity growth rate of (2.0)% as well as market multiple data from public companies and market transactions. After impairments, the carrying value of our group of radio CGUs was $235 million.

2020

During the second quarter of 2020, we identified indicators of impairment for certain of our Bell Media TV services and radio markets, notably declines in advertising revenues, lower subscriber revenues and overall increases in discount rates resulting from the economic impact of the COVID-19 pandemic. Accordingly, impairment testing was required for certain groups of CGUs as well as for goodwill.

During Q2 2020, we recognized $452 million of impairment charges for our English and French TV services as well as various radio markets within our Bell Media segment. These charges included $291 million allocated to indefinite-life intangible assets for broadcast licences, $146 million allocated to finite-life intangible assets, mainly for program and feature film rights, and $15 million to property, plant and equipment for network and infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2020 to December 31, 2025, using discount rates of 8.0% to 9.5% and a perpetuity growth rate of (1.0)% to nil as well as market multiple data from public companies and market transactions. After impairments, the carrying value of these CGUs was $942 million.

There was no impairment of Bell Media goodwill. For the Bell Media group of CGUs, a decrease of (0.6)% in the perpetuity growth rate or an increase of 0.4% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

Note 7  |  Other income (expense)

		THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2021	2020	2021	2020

Net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans		61	(13)	221	(50)

Early debt redemption costs	10	–	(21)	(53)	(38)

Equity gains (losses) from investments in associates and joint ventures

Gain (loss) on investment		–	22	(14)	43

Operations		(36)	(14)	(51)	(29)

Losses on retirements and disposals of property, plant and equipment and intangible assets		(4)	(1)	(12)	(71)

Other		14	(2)	43	(11)

Total other income (expense)		35	(29)	134	(156)

46  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

EQUITY GAIN (LOSS) FROM INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

We recorded a gain on investment of nil and $22 million for the three months ended September 30, 2021 and 2020, respectively, and a (loss) gain on investment of ($14) million and $43 million for the nine months ended September 30, 2021 and 2020, respectively, related to equity gains (losses) on our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

LOSSES ON RETIREMENTS AND DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

In Q2 2020, we recorded a loss of $45 million due to a change in strategic direction related to the ongoing development of some of our TV platform assets under construction.

Note 8  |  Earnings per share

The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2021	2020	2021	2020

Net earnings from continuing operations attributable to common shareholders – basic	757	686	2,084	1,594

Net earnings from discontinued operations attributable to common shareholders – basic	–	6	–	15

Net earnings attributable to common shareholders – basic	757	692	2,084	1,609

Dividends declared per common share (in dollars)	0.8750	0.8325	2.6250	2.4975

Weighted average number of common shares outstanding (in millions)

Weighted average number of common shares outstanding – basic	906.9	904.3	905.5	904.3

Assumed exercise of stock options (1)	0.7	0.1	0.2	0.1

Weighted average number of common shares outstanding – diluted (in millions)	907.6	904.4	905.7	904.4

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 3,280,426 for the third quarter of 2021 and 3,314,662 for the first nine months of 2021, compared to 14,335,937 for the third quarter of 2020 and 10,795,216 for the first nine months of 2020.

Note 9  |  Restricted cash

In Q1 2021, we entered into a $107 million subsidy agreement with the Government of Québec to facilitate the deployment of high-speed Internet in certain areas of the province of Québec by September 2022. At the end of Q3 2021, we had received $97 million of the total committed funding, with the remainder expected upon completion of the project.

As a result, we recorded $89 million in Other current assets as restricted cash with a corresponding liability in Trade payables and other liabilities on the consolidated statement of financial position at September 30, 2021. Additionally, for the three and nine months ended September 30, 2021, we recorded $5 million and $8 million, respectively, as a reduction of capital expenditures on the consolidated statements of cash flow.

Note 10  |  Debt

On August 12, 2021, Bell Canada issued, under its 2016 trust indenture, 2.15% Series US-5 Notes, with a principal amount of $600 million in U.S. dollars ($755 million in Canadian dollars), which mature on February 15, 2032, and 3.20% Series US-6 Notes, with a principal amount of $650 million in U.S. dollars ($818 million in Canadian dollars), which mature on February 15, 2052.

On May 28, 2021, Bell Canada issued, under its 1997 trust indenture, 2.20% Series M-56 medium term note (MTN) debentures, with a principal amount of $500 million, which mature on May 29, 2028. This issue constitutes Bell Canada’s first sustainability bond offering.

On April 19, 2021, Bell Canada redeemed, prior to maturity, its 3.00% Series M-40 MTN debentures, having an outstanding principal amount of $1.7 billion, which were due on October 3, 2022. As a result, in Q1 2021, we recognized early debt redemption costs of $53 million, which were recorded in Other income (expense) in the consolidated income statement.

On March 17, 2021, Bell Canada issued, under its 1997 trust indenture, 3.00% Series M-54 MTN debentures, with a principal amount of $1 billion, which mature on March 17, 2031, and 4.05% Series M-55 MTN debentures, with a principal amount of $550 million, which mature on March 17, 2051.

Additionally, on March 17, 2021, Bell Canada issued, under its 2016 trust indenture, 0.75% Series US-3 Notes, with a principal amount of $600 million in U.S. dollars ($747 million in Canadian dollars), which mature on March 17, 2024, and 3.65% Series US-4 Notes, with a principal amount of $500 million in U.S. dollars ($623 million in Canadian dollars), which mature on March 17, 2051.

The Series US-3, Series US-4, Series US-5 and Series US-6 Notes (collectively, the Notes) have been hedged for foreign currency fluctuations through cross currency interest rate swaps. See Note 12, Financial assets and liabilities, for additional details.

The MTN debentures and Notes are fully and unconditionally guaranteed by BCE.

BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT  |  47

Notes to consolidated financial statements

Note 11  |  Post-employment benefit plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2021	2020	2021	2020

DB pension	(56)	(55)	(167)	(164)

DC pension	(25)	(25)	(87)	(87)

OPEBs	(1)	(1)	(2)	(2)

Less:

Capitalized benefit plans cost	17	16	54	49

Total post-employment benefit plans service cost	(65)	(65)	(202)	(204)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING (COST) INCOME

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2021	2020	2021	2020

DB pension	3	(2)	8	(7)

OPEBs	(8)	(10)	(23)	(28)

Total interest on post-employment benefit obligations	(5)	(12)	(15)	(35)

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS

The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED (1)		UNFUNDED (2)		TOTAL

FOR THE PERIOD ENDED	SEPTEMBER 30, 2021	DECEMBER 31, 2020	SEPTEMBER 30, 2021	DECEMBER 31, 2020	SEPTEMBER 30, 2021	DECEMBER 31, 2020	SEPTEMBER 30, 2021	DECEMBER 31, 2020

Present value of post-employment benefit obligations	(23,103)	(26,421)	(1,777)	(2,011)	(281)	(317)	(25,161)	(28,749)

Fair value of plan assets	26,938	27,727	401	402	–	–	27,339	28,129

Plan surplus (deficit)	3,835	1,306	(1,376)	(1,609)	(281)	(317)	2,178	(620)

(1)

The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with the Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.

(2)	Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.

In Q3 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in Other comprehensive income (loss) from continuing operations of $668 million due to a decrease in the present value of our post-employment benefit obligations of $685 million as a result of an increase in the discount rate to 3.5% at September 30, 2021, compared to 3.3% at June 30, 2021, partly offset by a decrease in the fair value of plan assets of ($17) million as a result of a lower-than-expected return on plan assets of 0.6%.

During the first nine months of 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in Other comprehensive income (loss) from continuing operations of $2,807 million due to a decrease in the present value of our post-employment benefit obligations of $3,254 million as a result of an increase in the discount rate to 3.5% at September 30, 2021, compared to 2.6% at December 31, 2020, partly offset by a decrease in the fair value of plan assets of ($447) million as a result of a lower-than-expected return on plan assets of 0.5%.

48  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Note 12  |  Financial assets and liabilities

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			SEPTEMBER 30, 2021		DECEMBER 31, 2020

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non- current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	73	75	82	86

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	23,721	26,183	20,525	24,366

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

		FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

September 30, 2021

Publicly-traded and privately-held investments (3)	Other non-current assets	134	22	–	112

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	468	–	468	–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(149)	–	–	(149)

Other	Other non-current assets and liabilities	123	–	181	(58)

December 31, 2020

Publicly-traded and privately-held investments (3)	Other non-current assets	126	3	–	123

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(51)	–	(51)	–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–	(149)

Other	Other non-current assets and liabilities	109	–	167	(58)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Unrealized gains and losses are recorded in Other comprehensive income (loss) from continuing operations in the consolidated statements of comprehensive income and are reclassified from Accumulated other comprehensive income to Deficit in the consolidated statements of financial position when realized.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other income (expense) in the consolidated income statements.

BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT  |  49

Notes to consolidated financial statements

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

During the first nine months of 2021, we entered into cross currency interest rate swaps with a total notional amount of $2,350 million in U.S. dollars ($2,958 million in Canadian dollars) to hedge the U.S. currency exposure of our U.S. Notes maturing from 2024 to 2052. See Note 10, Debt, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $2 million and $18 million recognized in net earnings from continuing operations at September 30, 2021 and a gain (loss) of $257 million and ($237 million) recognized in Other comprehensive income (loss) from continuing operations at September 30, 2021, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $5 million recognized in Other comprehensive income (loss) from continuing operations at September 30, 2021, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at September 30, 2021.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow	USD	195	CAD	258	2021	Anticipated transactions

Cash flow	PHP	565	CAD	15	2021	Anticipated transactions

Cash flow	USD	509	CAD	651	2022	Anticipated transactions

Cash flow	PHP	2,270	CAD	58	2022	Anticipated transactions

Cash flow	USD	520	CAD	641	2023	Anticipated transactions

Cash flow – call options	USD	231	CAD	299	2022	Anticipated transactions

Cash flow – put options	USD	231	CAD	295	2022	Anticipated transactions

Economic	USD	46	CAD	60	2021	Anticipated transactions

Economic – put options	USD	30	CAD	39	2021	Anticipated transactions

Economic – call options	USD	150	CAD	178	2022	Anticipated transactions

Economic – call options	CAD	190	USD	150	2022	Anticipated transactions

Economic – put options	USD	399	CAD	481	2022	Anticipated transactions

INTEREST RATE EXPOSURES

We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares having varying reset dates in 2021 for the periods ending in 2026. The dividend rates for $100 million of these preferred shares had not yet been reset as at September 30, 2021. The fair value of these interest rate options at September 30, 2021 and December 31, 2020 was a net liability of $1 million and $6 million, respectively, recognized in Other current assets, Trade payables and other liabilities and Other non-current liabilities in the consolidated statements of financial position. A gain of $1 million and $14 million for the three and nine months ended September 30, 2021, respectively, relating to these interest rate options is recognized in Other income (expense) in the consolidated income statements.

A 1% increase (decrease) in interest rates would result in a gain (loss) of $4 million recognized in net earnings from continuing operations at September 30, 2021.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to certain share-based payment plans. The fair value of our equity forward contracts at September 30, 2021 and December 31, 2020 was a net asset of $87 million and a net liability of $82 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. A gain of $61 million and $221 million for the three and nine months ended September 30, 2021, respectively, relating to these equity forward contracts is recognized in Other income (expense) in the consolidated income statements.

A 5% increase (decrease) in the market price of BCE’s common shares at September 30, 2021 would result in a gain (loss) of $41 million recognized in net earnings from continuing operations, with all other variables held constant.

COMMODITY PRICE EXPOSURE

We use fuel swaps to hedge economically the purchase cost of fuel in 2021. The fair value of our fuel swaps at September 30, 2021 and December 31, 2020 was an asset of $3 million, recognized in Other current assets in the consolidated statements of financial position. A gain of nil and $6 million for the three and nine months ended September 30, 2021, respectively, relating to these fuel swaps is recognized in Other income (expense) in the consolidated income statements.

A 25% increase (decrease) in the market price of fuel at September 30, 2021 would result in a gain (loss) of $1 million relating to fuel swaps recognized in net earnings from continuing operations, with all other variables held constant.

50  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Note 13  |  Share capital

CONVERSION AND DIVIDEND RATE RESET OF FIRST PREFERRED SHARES

On August 1, 2021, 12,985 of BCE’s 5,949,884 fixed-rate Cumulative Redeemable First Preferred Shares, Series AI (Series AI Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AJ (Series AJ Preferred Shares). In addition, on the same date, 3,598,141 of BCE’s 8,050,116 Series AJ Preferred Shares were converted, on a one-for-one basis, into Series AI Preferred Shares.

The annual fixed dividend rate on BCE’s Series AI Preferred Shares was reset for the next five years, effective August 1, 2021, at 3.39%. The Series AJ Preferred Shares will continue to pay a monthly floating cash dividend.

On May 1, 2021, 105,430 of BCE’s 4,984,851 fixed-rate Cumulative Redeemable First Preferred Shares, Series AG (Series AG Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AH (Series AH Preferred Shares). In addition, on the same date, 4,100,109 of BCE’s 9,012,249 Series AH Preferred Shares were converted, on a one-for-one basis, into Series AG Preferred Shares.

The annual fixed dividend rate on BCE’s Series AG Preferred Shares was reset for the next five years, effective May 1, 2021, at 3.37%. The Series AH Preferred Shares will continue to pay a monthly floating cash dividend.

On March 31, 2021, 42,423 of BCE’s 9,542,615 fixed-rate Cumulative Redeemable First Preferred Shares, Series AM (Series AM Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AN (Series AN Preferred Shares). In addition, on the same date, 939,786 of BCE’s 1,952,085 Series AN Preferred Shares were converted, on a one-for-one basis, into Series AM Preferred Shares.

The annual fixed dividend rate on BCE’s Series AM Preferred Shares was reset for the next five years, effective March 31, 2021, at 2.939%. The Series AN Preferred Shares will continue to pay a quarterly floating cash dividend.

Subsequent to quarter end, on November 1, 2021, 9,593 of BCE’s 4,486,552 fixed-rate Cumulative Redeemable First Preferred Shares, Series T (Series T Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series S (Series S Preferred Shares). In addition, on the same date, 1,393,174 of BCE’s 3,511,848 Series S Preferred Shares were converted, on a one-for-one basis, into Series T Preferred Shares.

The annual fixed dividend rate on BCE’s Series T Preferred Shares was reset for the next five years, effective November 1, 2021, at 4.99%. The Series S Preferred Shares will continue to pay a monthly floating cash dividend.

Dividends will be paid as and when declared by the board of directors of BCE.

RENEWAL OF NORMAL COURSE ISSUER BID FOR BCE FIRST PREFERRED SHARES

Subsequent to quarter end, on November 3, 2021, BCE’s Board of Directors authorized the company to renew its normal course issuer bid (NCIB) to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the Toronto Stock Exchange. The NCIB will extend from November 9, 2021 to November 8, 2022, or an earlier date should BCE complete its purchases under the NCIB.

Note 14  |  Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2021	2020	2021	2020

Employee savings plan	(7)	(8)	(23)	(24)

Restricted share units (RSUs) and performance share units (PSUs)	(13)	(11)	(46)	(40)

Other (1)	(2)	(2)	(5)	(7)

Total share-based payments	(22)	(21)	(74)	(71)

(1)	Includes deferred share plan, deferred share units and stock options.

The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended September 30, 2021.

RSUs/PSUs

NUMBER OF RSUs/PSUs

Outstanding, January 1, 2021	2,973,393

Granted	1,174,390

Dividends credited	133,212

Settled	(1,116,743)

Forfeited	(89,897)

Outstanding, September 30, 2021	3,074,355

BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT  |  51

Notes to consolidated financial statements

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2021	15,650,234	59

Exercised (1)	(4,339,016)	57

Forfeited or expired	(245,288)	60

Outstanding, September 30, 2021	11,065,930	60

Exercisable, September 30, 2021	4,581,269	58

(1)	The weighted average market share price for options exercised during the nine months ended September 30, 2021 was $64.

Note 15  |  Commitment and contingency

COMMITMENT

On July 29, 2021, provisional spectrum licence winners in the 3500 MHz spectrum auction were announced by Innovation, Science and Economic Development Canada (ISED). Bell Mobility Inc. (Bell Mobility) secured the right to acquire 271 licences in a number of urban and rural markets for 678 million Megahertz per Population (MHz-Pop) of 3500 MHz spectrum for $2.07 billion. On August 13, 2021, Bell Mobility made the required deposit of $415 million to ISED, which is included in Other non-current assets on our consolidated statement of financial position at September 30, 2021. On September 22, 2021, ISED delayed the payment for the remaining balance due to an extension related to ISED’s Consultation on Amendments to SRSP-520, Technical Requirements for Fixed and/or Mobile Systems, Including Flexible Use Broadband Systems, in the Band 3450-3650 MHz. This consultation addresses issues regarding the technical specifications for use of 3500 MHz spectrum, primarily around major airports. ISED has not indicated a new date for the final auction payment.

CONTINGENCY

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the Canadian Radio-television and Telecommunications Commission (CRTC) significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016.

The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Bragg Communications Inc. (Eastlink), Rogers Communications Inc., Shaw Communications Inc. and Videotron Ltée) and Telus Communications Inc., the CRTC issued Decision 2021-182 on May 27, 2021, which mostly re-instated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in Q2 2021, we recorded a reduction in revenue of $44 million in our consolidated income statements.

While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates and ensures a better climate for much-needed investment in advanced networks. The decision is being challenged by at least one reseller, TekSavvy Solutions Inc. (TekSavvy), before the Federal Court of Appeal, where TekSavvy obtained leave to appeal the decision, and in three petitions brought by TekSavvy, the Canadian Network Operators Consortium Inc. and National Capital Freenet before Cabinet to overturn the decision.

Note 16  |  COVID-19

Our financial and operating performance in the third quarter of 2021 continued to recover from the effects of the COVID-19 pandemic due to our operational execution and the easing of government restrictions put in place to combat the pandemic, which allowed many businesses to resume some level of, or increase, commercial activities in the latter part of the second quarter of 2021. The effects of the COVID-19 pandemic, although moderating, continued to unfavourably impact Bell Wireless product and roaming revenues, Bell Wireline business market equipment revenues, as well as Bell Media advertising revenues during the quarter. Depending on the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, the prevalence of variants, the timely distribution of effective vaccines and treatments, the time required to achieve broad immunity, and the scope and duration of measures adopted to combat the pandemic, our financial results and operations could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods. It is difficult at this time to estimate the magnitude of such future impacts.

52  |  BCE INC. 2021 THIRD QUARTER SHAREHOLDER REPORT